EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended October 31,
	2010	2011

Income before income taxes	$4,628	$(16,301)
Fixed charges	27,295	25,097
Capitalized interest	(18)	-
Total earnings	$31,905	$8,796

Interest expense (including capitalized interest)	$17,493	$16,471
Amortized premiums and expenses	2,759	2,008
Estimated interest within rent expense	7,043	6,618
Total fixed charges	$27,295	$25,097

Ratio of earnings to fixed charges (1)	1.17	-

(1)	Due to our loss in the nine months ended October 31, 2011, the ratio coverage was less than 1:1. Additional earnings of $16.3 million would have been required to achieve a ratio of 1:1.